UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 21, 2015	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

THE UNDERTAKING

BY THE CONTROLLING SHAREHOLDER

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

On 21 September 2015, China Eastern Airlines Corporation Limited (the “Company”) received an undertaking letter from 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”), the controlling shareholder of the Company, details of which are set out as follows:

CEA Holding undertakes that it will propose the resolution on amendments to the terms of dividends under Article 157(D) of the articles of association of the Company (the “Articles of Association”) before the forthcoming general meeting of the Company and vote for such resolution at the general meeting. The original terms and amended terms under Article 157(D) of the Articles of Association are as follows:

1.	The original terms under Article 157(D) of the Articles of Association

“Article 157 (D) Conditions and proportion of distribution of cash dividends by the Company: Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.”

2.	The amended terms under Article 157(D) of the Articles of Association

“Article 157 (D) Conditions and proportion of distribution of cash dividends by the Company: Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.”

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

21 September 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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